February 24, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Tom Jones

Re:	Magnolia Solar Corporation Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed:	February 16, 2016
File No.:	000-53361

Dear Mr. Jones:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated February 23, 2016 (the “Comment Letter”) relating to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) made by Magnolia Solar Corporation (the “Company”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Before addressing the questions raised by the staff in its February 23, 2016 Comment Letter, the Company would like to assert that the information required by Items 11, 13, and 14 of Schedule 14A is not required to be included in the Proxy Statement. The substantive matters to be voted on by the Company’s shareholders are:

1.	To approve an amendment to our Articles of Incorporation to effect a change in the name of our company from Magnolia Solar Corporation to Ecoark Holdings Inc.;
2.	To approve an amendment to our Articles of Incorporation to effect a reverse stock split of our common stock by a ratio of one-for-two hundred fifty shares (1 for 250);
3.	To approve an amendment to our Articles of Incorporation to effect an increase in the number of our authorized shares of common stock, par value $0.001 per share, to 100,000,000; and
4.	To approve an amendment to our Articles of Incorporation to effect the creation of 5,000,000 shares of “blank check” preferred stock.

The Staff asserts that “Note A of Schedule 14A which states that ‘where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrant's security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition’” Further the Staff asserts that “it appears the solicitation of stockholders is for approving the reverse stock split and the authorization of additional securities which are to be used for the acquisition of Ecoark, Inc. “

The reverse stock split and the authorization of additional securities should not be considered a request for shareholders to approve the authorization of additional securities to be used to acquire Ecoark, Inc.

First, with respect to the reverse split, the reverse split is not for the approval of the authorization of additional securities. Before the approval of the reverse split, the Company will have 75,000,000 authorized shares. Immediately after the reverse split, the Company will have the same number of authorized shares.

Second, with respect to the requests for approvals of (1) an amendment to increase authorized shares of common stock to 100,000,000 and (2) an amendment to our Articles of Incorporation to effect the creation of 5,000,000 shares of “blank check” preferred stock, these shares are not necessary or being used to acquire Ecoark, Inc. The Company currently has 75,000,000 common shares authorized. After the reverse split, which is not for the authorization of additional securities, and the common shares issued to Ecoark shareholders, the Company will have 29,048,428 shares issued and outstanding. Since the number of shares issued and outstanding after the merger is less than the current number of common shares authorized, the additional securities requested to be authorized will not be used to acquire Ecoark.

EcoArk, Inc. Consolidated Financial Statements, Annex D-1

1. We note the losses reported by both Magnolia Solar and EcoArk, Inc. in both of the prior years. Please revise the filing to include updated financial information as of December 31, 2015. Refer to Rule 8-08 of Regulation S-X.

The Company filed with the Proxy Statement:

1.	Magnolia Solar Annual Report on Form 10-K for the year ended December 31, 2014
2.	Magnolia Solar Quarterly Report on Form 10-Q for the quarter ended September 30, 2015
3.	Ecoark Consolidated Financial Statements for the nine months ended September 30, 2015 and 2014 (Unaudited)
4.	Ecoark Consolidated Financial Statements for the years ended December 31, 2014 and 2013 (Audited)
5.	Unaudited Pro Forma Condensed Combined Financial Information

Further, the Company will file, on or before February 26, 2016, with the Commission its Form 10-K with its audited financial statements for the years ended December 31, 2015 and December 31, 2014, to meet its annual reporting requirements and for inclusion in the Proxy Statement. It is important to note that the Company has, for the items to be voted on at the special meeting, the approval from holders of 70.8% of its common stock through five affiliates of the Company, including its two executive officers and the five largest shareholders.

As you are aware, Ecoark is currently not required to file periodic reports with the Commission. The Company is planning to file Ecoark’s audited financial statements for the year ended December 31, 2015 in a Form 8-K on or before March 30, 2016. Ecoark does not anticipate any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the financial statements for the year ended December 31, 2015. The audit of the Ecoark financial statements cannot be completed for filing before that date without unreasonable effort and expense.

It is not practical to require Ecoark, a non-reporting acquisition target to file its audited financial statements before the planned special meeting (originally scheduled for February 22, 2016), especially in light of the fact, as described above, that it will have no effect on the approval of the items to be voted on at the special meeting. Further, Ecoark’s financial statements will be filed before any dissenter’s rights expire in Delaware, giving minority shareholders the right to evaluate the transaction.

To delay the special meeting and the vote of shareholders and the merger, which has the approval of the Company’s shareholders is not in the best interests of shareholders. Section 1140.5 of the Commission’s Corporate Finance Manual provides that financial statements for the latest year must be audited if practicable. It was not and is not practical to require Ecoark, Inc. to file the audited financial statements for the year ended December 31, 2015 as it did not have audits conducted by a PCAOB-registered auditor and, until recently, did not have the staff to prepare financial statements meeting the SEC’s rules and regulations. The Corporate Finance Manual further allows that prior years financial statements need not be audited if they were not previously audited. The Company and Ecoark have taken steps, however, to audit the financial statements for Ecoark for prior years. Ecoark’s PCAOB- registered auditor completed its audit on December 22, 2015 for the balance sheets of Ecoark, Inc. as of December 31, 2014 and 2013 and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended. Following the completion of those audits, Ecoark, Inc. hired a corporate controller with extensive experience in U.S. financial reporting to hasten the audit for the year ended December 31, 2015. Even with these steps, the financial statements were not able to be completed before its originally scheduled special meeting date without undue effort and expense. Delaying the special meeting will delay the ability of the Company and Ecoark to seek and obtain financing which will harm shareholders.

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In light of the circumstances that (1) it is questionable whether Items 11, 13, and 14 of Schedule 14A are required to be included in the Proxy Statement, (2) the existing delay in the original scheduled date of the special meeting, (3) the Company has approval from the holders of the super majority of its shares, (4) it was not possible to prepare and audit financial statements for Ecoark without undue effort or expense, (5) Ecoark does not anticipate any significant change in the results of operations in the financial statements for the year ended December 31, 2015. and (6) the Company and Ecoark have taken steps to complete audits for Ecoark for prior years and have hired staff to complete the audit for the year ended December 31, 2015 on an expedited basis, that the Commission allows the Company to have its special meeting to approve the proposed items prior to the filing of the audited financial statements of Ecoark which will be filed on or before March 30, 2016.

Pro Forma Unaudited Consolidated Financial Statement, Annex F-1

2. We note that the pro forma balance sheet assumes the effects of the transaction as if it had occurred as of January 1, 2014. Please note that Rule 11-02(b)(6) of Regulation S-X requires you to present a pro forma balance sheet that assumes the transaction was consummated at the end of the most recent period for which a balance sheet is required. Please revise your presentation to comply.

The Company will fix the statement that the pro forma financial statements assume that the transaction had occurred as of January 1, 2014.

Thank you for your attention to this matter. We look forward to hearing from you.

Sincerely,
/s/ Peter DiChiara
Peter DiChiara, Esq.

Cc: Dr. Ashok K. Sood
Andrea Cataneo, Esq.

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February 24, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Tom Jones

Re: Magnolia Solar Corporation Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed: February 16, 2016

File No.: 000-53361

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Dr. Ashok K. Sood

Dr. Ashok K. Sood

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